Exhibit 99.3

0144PC Security Class Holder Account Number 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold Proxy - Common Shares - Annual General Meeting to be held on May 7, 2015 This proxy is solicited by and on behalf of TELUS management. . COMMON VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call. To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enroll for this service. Follow the instructions below. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER If you vote by telephone or the Internet, DO NOT mail back this proxy. Proxies submitted must be received by 5:00 pm (EDT), on May 5, 2015. • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone . • You can enroll to receive future securityholder communications electronically by visiting www. computershare.com/eDelivery and clicking on “eDelivery Signup”. To Receive Documents Electronically . • Smartphone? Scan the QR code to vote now. 1. As a holder you have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting, or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed on this proxy (see reverse), please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the common shares are registered in the name of more than one owner (for example, joint owners, trustees, executors, etc.), then all registered owners should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated. 3. If you are voting by mail or delivery, the proxy should be signed in the exact manner as the name appears on the proxy. If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder. 4. The common shares represented by this proxy will be voted as directed by you, however, if you do not give specifi c direction in respect of any matter, this proxy will be voted as recommended by management. 5. This proxy confers discretion on the proxyholder with respect to amendments to matters identifi ed in the accompanying Notice of Annual General Meeting and other matters that may properly come before the meeting, or any adjournment or postponement thereof, in each instance to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment or other matter that comes before the meeting is contested. Where no choice is specifi ed or where both choices are specifi ed in respect of any matter, the common shares shall be voted FOR the matters listed in items 1, 2 and 3 on the reverse. 6. This proxy should be read in conjunction with the accompanying Notice of Annual General Meeting and of Availability of Proxy Materials. Notes to proxy

Appointment of Proxyholder

I/We being holder(s) of TELUS Corporation common shares hereby appoint: R. H. (Dick) Auchinleck, Lead Director of TELUS Corporation, or failing him, Darren Entwistle, Executive Chair of TELUS Corporation

OR

Print the name of the person you are appointing if this person is someone other than Messrs. Auchinleck or Entwistle.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general meeting of TELUS Corporation to be held at Fairmont Hotel Macdonald, 10065 - 100th Street, Edmonton, AB T5J 0N6 on May 7, 2015 at 10:00 a.m. (MT), and at any adjournment thereof, to the extent permitted by law.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. R. H. (Dick) Auchinleck	☐	☐	06. Lisa de Wilde	☐	☐	11. William A. MacKinnon	☐	☐
02. Micheline Bouchard	☐	☐	07. Darren Entwistle	☐	☐	12. John Manley	☐	☐
03. R. John Butler	☐	☐	08. Ruston E.T. Goepel	☐	☐	13. Sarabjit Marwah	☐	☐
04. Raymond T. Chan	☐	☐	09. Mary Jo Haddad	☐	☐	14. Joe Natale	☐	☐
05. Stockwell Day	☐	☐	10. John S. Lacey	☐	☐	15. Donald Woodley	☐	☐

Fold

2. Appointment of Auditors

For ☐ Withhold ☐

Appoint Deloitte LLP as auditors for the ensuing year and authorize directors to fix their remuneration.

3. Advisory vote on Say on Pay

For ☐ Against ☐

Accept the Company's approach to executive compensation.

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Quarterly Reports Request

Mark this box if you WANT to receive (or continue to receive) Quarterly Financial Statements and MD&A by mail. If you do NOT mark the box and return this form, Quarterly Reports will NOT be sent to you in 2015. ☐

Annual Report Request

Mark this box if you WANT to receive the 2015 Annual Report containing annual financial statements and MD&A. If you do NOT mark this box, a paper copy of the 2015 Annual Report will NOT be sent to you, unless you subsequently request it. ☐

Language preference ☐ English ☐ French

Alternatively you may also request a paper copy of the 2015 Annual Report by registering online at www.computershare.com/mailinglist.

TELQ 052271 XXXX AR1

0144QF